Exhibit 99.1

Nano Dimension Announces Q2/2024 and H1/2024 Results

Best Quarter in Nano Dimension’s History

Continued Improvement in Financial Strength and

Transformational M&A Transaction

Quarterly Revenue Sets Record at $15.0 Million

Up 2% from Q2/2023

Gross Margin Improvement of 136 bps

45.4% in Q2/2024, Up From 44.1% in Q2/2023

Adjusted Gross Margin Improvement of 75 bps

48.1% in H1/2024, Up From 47.3% in H1/2023

Company Reduces Net Cash Burn by 69%

$18M in H1/2024, Down From $58M in H1/2023

Definitive Agreement Announced to Acquire Desktop Metal

Following Quarter End

Creating a Leader in Additive Manufacturing

Conference Call to be Held Today at 9:00 a.m. EDT

Waltham, Massachusetts, August 20th, 2024 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics, additive PCB assembly & printhead drivers and software (AME), and a supplier of Additive Manufacturing machines and materials (AM), today announced financial results for the second quarter ended June 30th, 2024 and shared a letter from the Company’s Chief Executive Officer.

Revenue:

●	For Q2/2024 was $15.0 million, compared to Q2/2023’s $14.7 million.

●	For H1/2024 was $28.4 million, compared to H1/2023’s $29.7 million.

Gross Margin (“GM”):

●	For Q2/2024 was 45.4%, compared to Q2/2023’s 44.1%.

●	For H1/2024 was 45.8%, compared to H1/2023’s 44.0%.

Adjusted Gross Margin (“Adjusted GM”):

●	For Q2/2024 was 46.6%, compared to Q2/2023’s 47.5%.

●	For H1/2024 was 48.1%, compared to H1/2023’s 47.3%.

Net Income / Loss:

•	For Q2/2024 was a loss of $44.3 million, compared to Q2/2023’s loss of $9.4 million.

•	For H1/2024 was a loss of $79.2 million, compared to H1/2023’s income of $12.6 million.

Net Income / Loss excluding changes in Company’s holdings in Stratasys’ shares:

•	For Q2/2024 was a loss of $12.9 million, compared to Q2/2023’s loss of $21.3 million.

•	For H1/2024 was a loss of $22.1 million, compared to H1/2023’s loss of $44.6 million.

Adjusted EBITDA:

●	For Q2/2024 was negative $16.1 million, compared to Q2/2023’s negative $23.5 million.

●	For H1/2024 was negative $29.7 million, compared to H1/2023’s negative $47.2 million.

Company improves Net cash burn1 by further reduction of expenses :

●	For Q2/2024 was negative $11 million, compared to Q2/2023’s negative $31 million.

●	For H1/2024 was negative $18 million, compared to H1/2023’s negative $58 million.

Details regarding Adjusted GM, Net Income / Loss excluding changes in Company’s holdings on Stratasys’ shares, Adjusted EBITDA and Net Cash Burn can be found below in this press release under “non-IFRS measures.”

CEO MESSAGE TO SHAREHOLDERS:

Dear Shareholders,

Exciting times are ahead, as your company continues to improve from the top to the bottom line. Additionally, a transformational M&A definitive agreement is expected to change our scale, makeup and merits of the business model, exponentially.

On our business as it is today

The first point to highlight is this year’s quarterly revenue of $15.0 million. This is a record, especially in the context of alleged macroeconomic headwinds and high interest rates that seemingly all companies in our industry attest to as being meaningfully challenging. Our exposure to markets indicates “headwinds” mostly in central Europe, at this point.

But we are not only resting on our laurels. We see continued improvements in our financial strength as we move below the top-line and into our cash flow. This has been the focus of our leadership team since we announced our Reshaping Nano Initiative in Q3/2023. Our efforts are bearing fruit. In comparing our H1 figures for 2024 vs. 2023, we see a 183 bps improvement in gross margin and a $40 million reduction in net cash burn. The latter is a monumental change and a reflection of the hard work of our team to realize synergies and organizational efficiencies.

[1]	Change in cash, cash equivalents and deposits net of treasury shares repurchase.

It is also important to call out that our improved financial strength has not come at the expense of innovation. In Q2/2024, we saw our industrial AI group, DeepCube, along with our respective materials and software teams, all work on new developments that will advance the impact of our products and services for our customers. Our Additive Electronics team implemented a new Integrated Inspection System (I2S), which brings together pick-and-place functionality with inline inspection. The team at Global Inkjet Systems Ltd. (“GIS”) also announced a new partnership with Esko-Graphics BV and Fiery, LLC that combines the partners’ respective workflow automation, prepress, color management, and job management solutions with GIS’s advanced print control systems, creating a streamlined process for Industry 4.0 smart printing.

Outlook, moving forward:

There is more to do. While our employees should be proud of what they have achieved, management should not rest. The future of Nano Dimension will undoubtedly be shaped by the eventual closing of our agreement to acquire Desktop Metal, Inc. (NYSE: DM) (“DM”), which we worked on initially since late 2022, again in late 2023, and announced on July 3rd, 2024. This acquisition will create a leader in AM.

The combined company will bring together outstanding teams and one of the most advanced portfolios in AM for mass production. I also believe this combination is compelling as the products and services portfolio can be characterized as having long term high growth potential. Together, we will accelerate our industry’s transition to integrated digital manufacturing solutions.

Now that the deal is signed, the team is committed to preparing for realizing synergies to the greatest extent possible and as soon as possible. To do this, we are working on a post-merger integration plan to ensure a seamless transition from day one after closing of the transaction.

I believe this acquisition was secured at an exceptionally compelling valuation for our shareholders with the total consideration being at most $183 million, and, with some potential adjustments, as low as $135 million. This creates a pro forma company that, based on the last full year figures from 2023, had revenue of $246 million with 28% of that generated from recurring revenue associated with consumables and services.

Having said that, we intend, if needed, to forgo inflating the top line, for the benefit, if possible, of improved EBITDA and reduction of negative cash flow while driving toward cash generation and positive profits.

In closing, with our recent and continued financial advancements along with a definitive agreement to acquire DM, our team is “laser focused” on generating returns and expanding value for our shareholders. We will continue to pursue operational excellence and a M&A strategy that complements our offerings, supporting our journey to becoming leaders in digital manufacturing.

Thank you,

Yoav Stern

Chief Executive Officer and a member of the Board of Directors Nano Dimension

FINANCIAL RESULTS:

Financial results for the second quarter ended June 30, 2024

●	Total revenues for the second quarter of 2024 were $14,986,000, compared to $14,737,000 in the second quarter of 2023. The increase is attributed to increased sales of the Company’s product lines.

●	Total cost of revenues for the second quarter of 2024 was $8,178,000, compared to $8,242,000 in the second quarter of 2023.

●	As a result of the reorganizational plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the second quarter of 2024 compared to the second quarter of 2023.

●	Research and development (“R&D”) expenses for the second quarter of 2024 were $9,121,000, compared to $16,386,000 in the second quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, as well as in share-based compensation expenses, materials for R&D use, subcontractors and professional services, largely associated with organizational synergies.

●	Sales and marketing expenses for the second quarter of 2024 were $7,221,000, compared to $8,217,000 in the second quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, largely associated with organizational synergies.

●	General and administrative expenses for the second quarter of 2024 were $8,581,000, compared to $12,322,000 in the second quarter of 2023. The decrease is mainly attributed to a decrease in professional services, largely associated with organizational synergies.

●	Other expenses, net for the second quarter of 2024 were $2,721,000. The forementioned expenses were related to DM transaction costs.

●	Net loss attributable to owners of the Company for the second quarter of 2024 was $43,971,000, or $0.20 loss per share, compared to net loss attributable to owners of the Company of $9,119,000, or $0.04 per share, in the second quarter of 2023. The increase is mainly attributed to the re-valuation of the Company’s investment in securities.

Financial results for the six months ended June 30, 2024

●	Total revenues for the six months period ended June 30, 2024, were $28,350,000, compared to $29,702,000 in the six months period ended June 30, 2023. The decrease is attributed to decreased sales of the Company’s product lines in the first quarter of 2024.

●	Total cost of revenues for the six months period ended June 30, 2024, was $15,364,000, compared to $16,641,000 in the six months period ended June 30, 2023. The decrease is attributed mostly to decreased sales of the Company’s product lines.

●	As a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the first half of 2024 compared to the first half of 2023.

●	R&D expenses for the six months period ended June 30, 2024, were $18,254,000, compared to $35,636,000 in the six months period ended June 30, 2023. The decrease is attributed mostly to a decrease in payroll and related expenses, as well as in share-based compensation expenses, materials for R&D use, subcontractors and professional services, largely associated with organizational synergies.

●	Sales and marketing expenses for the six months period ended June 30, 2024, were $13,738,000, compared to $15,703,000 in the six months period ended June 30, 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, as well as in share-based compensation expenses, largely associated with organizational synergies.

●	General and administrative expenses for the six months period ended June 30, 2024, were $18,183,000, compared to $23,355,000 in the six months period ended June 30, 2023. The decrease is mainly attributed to a decrease in professional services expenses, largely associated with organizational synergies.

●	Other expenses for the six months period ended June 30, 2024, were $2,612,000. The forementioned expenses mainly related to DM transaction costs.

●	Net loss attributable to owners of the Company for the for the six months period ended June 30, 2024, was $78,743,000, or $0.35 loss per share, compared to net income attributable to owners of the Company of $13,103,000, or $0.05 per share, in the six months period ended June 30, 2023, with gains mainly attributed to the re-valuation of the Company’s investment in securities.

Conference call information

The Company will host a conference call to discuss these financial results today, August 20th, 2024, at 9:00 a.m. EDT (4:00 p.m. IDT), which can be accessed per the details below.

For webcast link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=YLm29wAA

For phone:

U.S. Dial-in Number (Toll Free): 1-844-695-5517

International Dial-in Number: 1-412-902-6751

Israel Dial-in Number (Toll Free): 1-80-9212373

Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements and Other Disclaimers

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Specifically this press release includes statements regarding: (i) transformational M&A definitive agreement that is expected to change Nano Dimension’s scale, makeup and merits of business, exponentially, (ii) this acquisition will create a leader in AM, (iii) the combined company will bring together outstanding teams and one of the most advanced portfolios in AM for mass production, (iv) Nano Dimension’s belief that this combination is so compelling as it combines a company with one of the broadest portfolios of products and services in DM with another company with products and services with the highest growth potential, (v) together, the companies will accelerate their industry’s transition to digital manufacturing solutions at a substantial growth rate, (vi) the final merger consideration, which is subject to certain adjustments and the expectations regarding those adjustments, and the timing of closing, (vii) that, post-closing, Nano Dimension intends to forgo for a few quarters, if needed, inflating the top line, for the benefit, if possible, of improved EBITDA and reduction of negative cash flow while driving toward cash generation and positive profits, (viii) advancing the impact of Nano Dimension’s products and services, (ix) Nano Dimension’s M&A strategy, and (x) that Nano Dimension will continue to pursue operational excellence and an M&A strategy that complements its offerings, supporting its journey to becoming leaders in digital manufacturing. Because such statements deal with future events and are based on Nano Dimension’s and DM’s current expectations, they are subject to various risks and uncertainties. The acquisition is subject to closing conditions, some of which are beyond the control of Nano Dimension or DM. Actual results, performance, or achievements of Nano Dimension or DM could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including (i) the ultimate outcome of the proposed transaction between Nano and DM, including the possibility that DM’s stockholders will reject the proposed transaction, (ii) the effect of the announcement of the proposed transaction on the ability of Nano Dimension and DM to operate their businesses and retain and hire key personnel and to maintain favorable business relationships (iii) the timing of the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals), (vi) the Company’s transaction expenses are greater than expected; (vii) the Company draws on the loan facility provided by Nano Dimension, (vii) other risks related to the completion of the proposed transaction and actions related thereto, and (viii) the risks and uncertainties discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, and under the heading “Risk Factors” in DM’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this press release has not been audited or reviewed by Nano Dimension’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act’). Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, DM filed a definitive proxy statement with the SEC on August 15, 2024. DM may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that DM may file with the SEC. The definitive proxy statement has been mailed to shareholders of DM. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the proxy statement and other documents containing important information about DM and the proposed transaction at the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on DM’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Nano Dimension, DM and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DM shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of DM, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DM’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 23, 2024 and DM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Nano Dimension or DM using the sources indicated above.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Tomer Pinchas, CFO & COO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	June 30,		December 31,
	2023	2024	2023[2]
(In thousands of USD)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	454,555	231,777	309,571
Bank deposits	499,841	532,042	541,967
Restricted deposits	60	60	60
Trade receivables	12,523	12,150	12,710
Other receivables	5,360	5,134	11,290
Inventory	19,546	19,289	18,390
Total current assets	991,885	800,452	893,988

Restricted deposits	858	875	881
Investment in securities	172,185	81,342	138,446
Deferred tax	249	—	—
Other receivables	826	—	—
Property plant and equipment, net	14,014	15,969	16,716
Right-of-use assets	14,135	10,104	12,072
Intangible assets	—	2,235	2,235
Total non-current assets	202,267	110,525	170,350
Total assets	1,194,152	910,977	1,064,338

Liabilities
Trade payables	3,216	2,935	4,696
Other payables	21,173	20,374	25,265
Current portion of lease liability	4,611	3,558	4,473
Current portion of bank loan	274	139	38
Total current liabilities	29,274	27,006	34,472

Liability in respect of government grants	1,882	2,019	1,895
Employee benefits	2,485	3,698	2,773
Liability in respect of warrants	140	—	—
Long term lease liability	10,168	7,652	8,742
Deferred tax liabilities	—	—	75
Bank loan	647	347	595
Total non-current liabilities	15,322	13,716	14,080
Total liabilities	44,596	40,722	48,552

Equity
Non-controlling interests	892	618	1,011
Share capital	396,238	405,690	400,700
Share premium and capital reserves	1,298,124	1,301,022	1,299,542
Treasury shares	(24,768)	(167,651)	(97,896)
Foreign currency translation reserve	1,176	1,252	2,929
Remeasurement of net defined benefit liability (IAS 19)	1,448	(726)	707
Accumulated loss	(523,554)	(669,950)	(591,207)
Equity attributable to owners of the Company	1,148,664	869,637	1,014,775
Total equity	1,149,556	870,255	1,015,786
Total liabilities and equity	1,194,152	910,977	1,064,338

[2]	The December 31, 2023 balances were derived from the Company’s audited annual financial statements.

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2023	2024	2023	2024	2023
	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD
Revenues	29,702	28,350	14,737	14,986	56,314
Cost of revenues	16,447	15,299	8,180	8,157	30,759
Cost of revenues - write-down of inventories	194	65	62	21	97
Total cost of revenues	16,641	15,364	8,242	8,178	30,856
Gross profit	13,061	12,986	6,495	6,808	25,458
Research and development expenses	35,636	18,254	16,386	9,121	62,004
Sales and marketing expenses	15,703	13,738	8,217	7,221	31,707
General and administrative expenses	23,355	18,183	12,322	8,581	58,254
Other expense (income), net	—	2,612	—	2,721	(1,627)
Operating loss	(61,633)	(39,801)	(30,430)	(20,836)	(124,880)
Finance income	80,780	21,846	23,954	10,535	70,934
Finance expenses	6,442	61,143	2,852	33,819	1,652
Income (Loss) before taxes on income	12,705	(79,098)	(9,328)	(44,120)	(55,598)
Taxes benefit (expenses)	(152)	(125)	(78)	(141)	(62)
Income (Loss) for the period	12,553	(79,223)	(9,406)	(44,261)	(55,660)
Loss attributable to non-controlling interests	(550)	(480)	(287)	(290)	(1,110)
Income (Loss) attributable to owners	13,103	(78,743)	(9,119)	(43,971)	(54,550)

Income (Loss) per share
Basic gain (loss) per share	0.05	(0.35)	(0.04)	(0.20)	(0.22)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	597	(1,708)	194	(4)	2,368
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	(1,060)	(1,433)	(1,060)	—	(1,801)
Total other comprehensive income (loss) for the period	(463)	(3,141)	(866)	(4)	567
Total comprehensive income (loss) for the period	12,090	(82,364)	(10,272)	(44,265)	(55,093)
Comprehensive loss attributable to non-controlling interests	(546)	(511)	(296)	(297)	(1,088)
Comprehensive income (loss) attributable to owners of the Company	12,636	(81,853)	(9,976)	(43,968)	(54,005)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the six months ended June 30, 2024:
Balance as December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	118	118
Loss for the period	—	—	—	—	—	(78,743)	(78,743)	(480)	(79,223)
Other comprehensive loss for the period	—	—	(1,433)	—	(1,677)	—	(3,110)	(31)	(3,141)
Exercise of warrants, options and vesting of RSUs	4,990	(4,990)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(69,755)	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	6,833	—	—	—	—	6,833	—	6,833
Balance as of June 30, 2024	405,690	1,301,022	(726)	(167,651)	1,252	(669,950)	869,637	618	870,255

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the three months ended June 30, 2024:
Balance as of March 31, 2024	404,366	1,298,973	(726)	(149,461)	1,249	(625,979)	928,422	857	929,279
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	58	58
Loss for the period	—	—	—	—	—	(43,971)	(43,971)	(290)	(44,261)
Other comprehensive gain (loss) for the period	—	—	—	—	3	—	3	(7)	(4)
Exercise of warrants, options and vesting of RSUs	1,324	(1,324)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(18,190)	—	—	(18,190)	—	(18,190)
Share-based payments	—	3,373	—	—	—	—	3,373	—	3,373
Balance as of June 30, 2024	405,690	1,301,022	(726)	(167,651)	1,252	(669,950)	869,637	618	870,255

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2023	2024	2023	2024	2023
Cash flow from operating activities:
Net income (loss)	12,553	(79,223)	(9,406)	(44,261)	(55,660)
Adjustments:
Depreciation and amortization	2,963	3,431	1,540	1,365	6,544
Financing income net	(17,622)	(17,840)	(9,470)	(8,042)	(46,281)
Revaluation of financial liabilities accounted at fair value	485	33	294	11	461
Revaluation of financial assets accounted at fair value	(57,201)	57,104	(11,925)	31,315	(23,462)
Loss from disposal of property plant and equipment and right-of-use assets	345	6	221	—	326
Increase in deferred tax	(95)	—	(92)	—	(11)
Share-based payments	11,542	6,833	5,418	3,373	20,101
Other	68	74	23	37	164
	(59,515)	49,641	(13,991)	28,059	(42,158)
Changes in assets and liabilities:
(Increase) decrease in inventory	(1,212)	(1,899)	(667)	388	(340)
(Increase) decrease in other receivables	669	5,845	1,520	1,256	(5,775)
(Increase) decrease in trade receivables	(6,039)	3	(2,331)	(310)	(5,603)
Increase (decrease) in other payables	(1,345)	(3,779)	(817)	(1,862)	4,856
Increase (decrease) in employee benefits	(399)	132	162	81	(1,478)
Increase (decrease) in trade payables	(828)	(1,410)	(2,633)	(1,065)	1,089

	(9,154)	(1,108)	(4,766)	(1,512)	(7,251)
Net cash used in operating activities	(56,116)	(30,690)	(28,163)	(17,714)	(105,069)

Cash flow from investing activities:
Change in bank deposits	(151,391)	5,412	77,106	12,006	(189,060)
Interest received	17,998	22,715	6,706	5,561	41,529
Change in restricted bank deposits	(34)	(25)	237	(14)	(27)
Acquisition of property plant and equipment	(7,121)	(1,169)	(3,177)	(393)	(9,098)
Acquisition of intangible asset	—	(711)	—	—	(1,524)
Payment of a liability for contingent consideration in a business combination	(9,255)	—	(5,295)	—	(9,255)
Other	—	—	—	—	835
Net cash from (used in) investing activities	(149,803)	26,222	75,577	17,160	(166,600)
Cash flow from financing activities:
Lease payments	(2,471)	(2,306)	(1,251)	(1,166)	(4,823)
Repayment long-term bank debt	(96)	(107)	(39)	(34)	(536)
Proceeds from non-controlling interests	550	—	550	—	1,089
Amounts recognized in respect of government grants liability	(172)	(101)	(87)	(65)	(298)
Payments of share price protection recognized in business combination	(1,780)	(363)	(1,780)	—	(4,459)
Repurchase of treasury shares	(19,741)	(69,755)	(1,349)	(18,190)	(96,387)
Net cash used in financing activities	(23,710)	(72,632)	(3,956)	(19,455)	(105,414)
Increase (decrease) in cash and cash equivalents	(229,629)	(77,100)	43,458	(20,009)	(377,083)
Cash and cash equivalents at beginning of the period	685,362	309,571	412,172	251,858	685,362
Effect of exchange rate fluctuations on cash	(1,178)	(694)	(1,075)	(72)	1,292
Cash and cash equivalents at end of the period	454,555	231,777	454,555	231,777	309,571

Non-cash transactions:
Intangible asset acquired on credit	—	—	—	—	711
Property plant and equipment acquired on credit	328	176	(148)	176	214
Repurchase of treasury shares on credit	3,518	—	3,518	—	—
Recognition of a right-of-use asset	199	223	72	65	929

Non-IFRS measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

	For the Six Months Ended June 30,		For the Three Months Ended June 30,
	2023	2024	2023	2024
	In thousands of USD		In thousands of USD
Net income (loss)	12,553	(79,223)	(9,406)	(44,261)
Tax expenses	152	125	78	141
Depreciation	2,963	3,431	1,540	1,365
Interest income	(23,567)	(21,846)	(12,047)	(10,535)
EBITDA (loss)	(7,899)	(97,513)	(19,835)	(53,290)
Finance expense from revaluation of assets and liabilities	(56,299)	57,496	(11,522)	31,524
Exchange rate differences	5,475	3,608	2,430	2,275
Share-based compensation expenses	11,542	6,833	5,418	3,373
Other income	-	(115)	-	-
Adjusted EBITDA (loss)	(47,181)	(29,691)	(23,509)	(16,118)

Gross profit	13,061	12,986	6,495	6,808
Depreciation	186	184	120	43
Share-based payments	812	462	390	127
Adjusted gross profit	14,059	13,632	7,005	6,978

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments and other extraordinary income, net, which consists of additional compensation for damaged fixed assets. Other financial expenses (income), net includes exchange rate differences as well as finance income or revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Net Income / Loss excluding changes in Company’s holdings in Stratasys’ shares. We believe that by excluding the value of the Company’s holdings in Stratasys’ shares we neutralize the volatility of these shares and provide investors an additional measurement to evaluate the operating performance of the Company and its liquidity. This measurement should not be considered as an alternative to net income (loss) as an indicator of our operating performance or as a measure of our liquidity. This measurement should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income.

Net cash burn is a non-IFRS measure and defined as the change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares. We believe that net cash burn, as described above, should be considered in evaluating the Company’s financial strength. Net cash burn gives a sense of how our use of cash and cash flow has changed overtime.